

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 14, 2024

John L. Plueger
Chief Executive Officer
AIR LEASE CORP
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

Re: AIR LEASE CORP
Registration Statement on Form S-3
Filed May 6, 2024
File No. 333-279152

Dear John L. Plueger:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services